Exhibit 99.1

DragonWave Inc. Announces Proposed Public Offering of Units

OTTAWA, ONTARIO—(Marketwire - 09/12/13) - DragonWave Inc. (the “Company”) (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced that it intends to offer units of the Company (the “Units”) in an underwritten public offering. The pricing and number of Units to be offered will be determined in the context of the market. Each Unit will consist of one common share and one half of one warrant. Each whole warrant will be exercisable for one common share of the Company, at an exercise price to be determined in the course of marketing, for a period of five years from the closing of the offering. Canaccord Genuity Inc. is acting as the sole book-running manager for the offering. While the offering is expected to price before 9:30 am EDT on September 13, 2013, the offering will be subject to market conditions and other customary conditions, including the approval of the Toronto Stock Exchange and The NASDAQ Stock Market (“NASDAQ”) with respect to the listing of the common shares, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The Company has applied to list the Warrants on NASDAQ. There is no guarantee that the Warrants will be listed on NASDAQ. The Company has no intention to list the Warrants on the Toronto Stock Exchange.

The offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec.

A preliminary prospectus supplement containing important information relating to these securities will be filed with the securities commissions in each of the provinces of Canada, other than Quebec, and in the United States with the SEC. The preliminary prospectus supplement is still subject to completion or amendment.  A final prospectus supplement relating to the offering will also be filed with the securities commissions in each of the provinces of Canada, other than Quebec, and in the United States with the SEC. The preliminary prospectus supplement and the final prospectus supplement will each form a part of the effective registration statement and the prospectus. When available, copies of the preliminary and final prospectus supplements relating to these securities may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or from Canaccord Genuity Inc., Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, or by calling (617) 371-3900.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Caution Regarding Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements include statements as to the timing of the pricing of the offering and the offering, the terms of the offering, and the availability of the preliminary prospectus supplement and the final prospectus supplement. These statements are subject to certain assumptions, risks and uncertainties, including market conditions and stock exchange approvals. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the Company’s effective shelf registration statement filed with the SEC and in the final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec and in other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Contact:

Nadine Kittle

Marketing Communications

DragonWave Inc.

nkittle@dragonwaveinc.com

613-599-9991 ext 2262

Russell Frederick

CFO

DragonWave Inc.

rfrederick@dragonwaveinc.com

613-599-9991 ext 2253

Becky Obbema

Interprose Public Relations

(for DragonWave)

Becky.Obbema@interprosepr.com

(408) 778-2024